Exhibit (a)(5)(c)

Microsoft Announces Preliminary Results of Tender Offer

Company expects to acquire 155 million shares at $24.75 per share

Boosts ongoing share repurchase program by $16 billion

REDMOND, Wash. — August 18, 2006 — Microsoft Corp. today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, Eastern Time, on Thursday, August 17, 2006.

Based on the preliminary count by the depositary for the tender offer, Microsoft expects to acquire approximately 155 million shares of its common stock at a price of $24.75 per share for a total cost of approximately $3.8 billion. These shares represent approximately 1.5 percent of the shares outstanding.

The number of shares to be purchased and the price per share are preliminary. Final results for the tender offer will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased and the price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter.

The company also announced that the authorization for its ongoing share repurchase program, previously announced on July 20, 2006, has been increased by approximately $16.2 billion. As a result, the company is authorized to repurchase additional shares in an amount up to $36.2 billion through June 30, 2011. Rule 13e-4(f) under the Securities and Exchange Act of 1934, as amended, prohibits the company from purchasing any shares, other than in the tender offer, until at least ten business days after the expiration of the tender offer.

Goldman Sachs and Deutsche Bank served as co-dealer managers for the tender offer. Georgeson Inc. served as information agent and Mellon Investor Services served as the depositary. Shareholders and investors who have questions or need information about the tender offer may call Georgeson Inc. at (866) 482-5026 in the United States and Canada, and +44 (0) 207 019 7137 for all other countries.

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

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For more information, financial analysts and investors only:

Colleen Healy, general manager, Investor Relations, Microsoft, (425) 706-3703

For more information, press only:

Rapid Response Team, Waggener Edstrom Worldwide, (503) 443-7070,

              rrt@WaggenerEdstrom.com

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